MANAGEMENT’S DISCUSSION AND ANALYSIS FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 28, 2012 (Annual Report), and other financial information contained elsewhere in this Report on Form 6-K.

In addition to historical information, this discussion contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.  These forward-looking statements include, but are not limited to, those statements regarding future results of operations, capital requirements, dividends, investments and acquisitions.  In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected.  Achievement of these results by us may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in our sales cycle, our ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and our ability to maintain or increase our sales pipeline.  The forward-looking statements contained in this discussion are subject to risks and uncertainties, including those discussed under Item 3.D. – “Risk Factors” in the Annual Report and in our other filings with the Securities and Exchange Commission.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as otherwise required by law, we are under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

We are a leading provider of software products and solutions for workforce management and optimization both for mobile and in-house resources. We derive revenues from the licensing of our software products and the provision of consulting and support services. We also generate revenues from Cloud-based solutions. Our products for resource optimization are aimed at the service sector, where the primary resources are people (e.g., service technicians), unlike the manufacturing sector, where the primary resources are machines and raw materials. In addition, the customer receiving service is typically part of the service process, having to stay home for the service. Thus time utilization is critical for both the service resource and the customer, with the service provider seeking to avoid the well-known scenario of a customer waiting at home for the service resource to arrive, while also maximizing the utilization of its workforce.

Our products and solutions incorporate best business practices, key business functions of service operations, and sophisticated decision-making algorithms that enable our customers to manage their service operations more efficiently in a scalable, integrated manner. Our products for daily management are mission critical applications that manage incoming jobs from the moment a job is opened until it is successfully closed, including generating the appointment time for a customer, assigning the job to the appropriate technician, designing the optimal route for the technician to minimize travel, and monitoring progress. Mobility solutions on smartphones, tablets and laptops are also part of our offering aimed at on-going real time optimization of customer response and at increasing the productivity of technicians, supervisors, managers and executives. Our solutions have become the backbone of service operations management in many large scale leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When (W-6).

The financial information below reflects the operations of the Company and its subsidiaries on an unaudited, consolidated basis.

results of operations

Our operating results for the six months ended June 30, 2012 and 2011 expressed as a percentage of revenues are as follows:

	SIX MONTHS ENDED JUNE 30,
	2012	2011
Revenues:
Software license	29%	34%
Services	71	66
Total Revenues	100	100
Cost of revenues:
Software license	4	3
Services	40	34
Total cost of revenues	43	37
Gross profit	57	63
Operating expenses:
Research and development expenses, net	13	10
Selling and marketing expenses	33	29
General and administrative expenses	9	8
Total Operating expenses	55	48
Operating income	1	15
Interest income (expenses), net	1	0
Net income before taxes	2	15
Taxes on income	0	3
Net income	2%	12%

Our operating results for six months ended June 30, 2012 and 2011 are as follows:

	SIX MONTHS ENDED JUNE 30,
	2012	2011
	(in thousands)
Revenues:
Software license	$12,725	$13,518
Services	31,605	26,449
Total revenues	44,330	39,967

Cost of revenues:
Software license	1,565	1,031
Services	17,599	13,702
Total cost of revenues	19,164	14,733

Gross profit	25,166	25,234

Operating expenses:
Research and development expenses, net	5,650	4,152
Selling and marketing expenses	14,737	11,595
General and administrative expenses	4,197	3,366
Total operating expenses	24,584	19,113
Operating income	582	6,121
Interest income (expenses), net	226	(22)
Net income before taxes	808	6,099
Taxes on income	34	1,252
Net income	$774	$4,847

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Comparison of the Six Months ended June 30, 2012 and 2011

Revenues

	SIX MONTHS ENDED JUNE 30,
	2012	2011	% Change
	(in thousands)

Revenues:
Software license	$12,725	$13,518	(6)%
Percentage of total revenues	29%	34%
Services	31,605	26,449	19%
Percentage of total revenues	71%	66%
Total Revenues	$44,330	$39,967	11%

Revenues increased 11% to $44.3 million in the six months ended June 30, 2012, compared with $40.0 million in the six months ended June 30, 2011. The growth in revenues in the six months ended June 30, 2012 was due to the increase in service revenues which reflects the increase both in professional services revenues as well as in post contract support agreements offset by a reduction in license revenues. In addition, the weakening of other currencies against the U.S. dollar decreased our revenue growth from about 13% to about 11%.

Revenues by Territory

	SIX MONTHS ENDED JUNE 30,
	2012	% Revenues	2011	% Revenues
	(in thousands)
Revenues:
Americas	$23,276	53%	$18,285	46%
EMEA	17,404	39%	18,578	46%
Israel	190	0%	504	1%
Asia Pacific	3,460	8%	2,600	7%
Total Revenues	$44,330	100%	$39,967	100%

Revenues in Americas grew by $5.0 million or 27% to $23.3 million in the six months ended June 30, 2012, compared with $18.3 million in the six months ended June 30, 2011 due to increased demand for our services, mainly in the telecommunications and retail markets, partially offset by decreased demand for our products in the utilities sector. Revenues in EMEA (Europe, Middle East and Africa, but excluding Israel) decreased by $1.2 million or 6% to $17.4 million in the six months ended June 30, 2012, compared with $18.6 million in the six months ended June 30, 2011 due to decreased demand for our products and services, mainly in the utilities market. We believe that revenues in EMEA were negatively impacted by the general macroeconomic conditions, particularly in Europe, which affected the demand for our products and services in the region. Revenues in Asia Pacific grew by $0.9 million or 33% to $3.5 million in the six months ended June 30, 2012, compared with $2.6 million in the six months ended June 30, 2011 due to increased demand for our products, mainly in the government market.

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Software Licenses

Software license revenues decreased 6% to $12.7 million in the six months ended June 30, 2012, compared with $13.5 million in the six months ended June 30, 2011. The decrease in software license revenues in the six months ended June 30, 2012 was mainly due to the decrease in the volume of products sold, mainly in the utilities market, which was partially offset by a stronger demand in the retailers market.

Services

Service revenues increased 19% to $31.6 million in the six months ended June 30, 2012, compared with $26.4 million in the six months ended June 30, 2011. The growth in service revenues in the six months ended June 30, 2012 was mainly due to an increase in services provided, particularly the increase in implementation services and post-contract support agreements in the Americas, which were partially offset by a decrease in services revenues in EMEA and Asia Pacific regions.

Cost of Revenues

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to costs of software purchased or licensed for resale and media duplication and packaging of our products. Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants and equipment costs.

Cost of revenues was $19.2 million, or 43% of revenues, in the six months ended June 30, 2012, compared with $14.7 million, or 37% of revenues, in the six months ended June 30, 2011. The increase in cost of revenues in the six months ended June 30, 2012 was primarily due to higher costs associated with meeting increased demand for our services.

Cost of Software Licenses

Cost of software license revenues was $1.6 million, or 4% of revenues, in the six months ended June 30, 2012, compared with $1.0 million, or 3% of revenues, in the six months ended June 30, 2011. The increase in the cost of software licenses is primarily due to an increase in costs associated with our cloud-based solutions.

Cost of Services

Cost of service revenues was $17.6 million, or 40% of revenues, in the six months ended June 30, 2012, compared with $13.7 million, or 34% of revenues, in the six months ended June 30, 2011. The increase in the cost of services revenues was primarily due to increased demand for our services as well as the ongoing growth in our business and associated ramp-up costs. As a result, there was an increase in our related payroll expenses of $2.6 million, an increase of $0.7 million in other costs, mainly overhead, an increase in subcontractors' costs of $0.5 million, and an increase in travel costs of $0.1 million. The number above give effect to the weakening of other currencies against the U.S. dollar in the six months ended June 30, 2012 compared to the comparable period in 2011 spread over the various expense items above which resulted in a decrease in our costs by about $0.7 million.

Gross Profit

Gross profit was $25.2 million, or 57% of revenues, in the six months ended June 30, 2012, compared with $25.2 million, or 63% of revenues, in the six months ended June 30, 2011. The decrease in gross profit in the six months ended June 30, 2012 of $68,000, was primarily due to an increase in expenses associated with both our license and service revenues which exceeded the growth in revenue. When neutralizing the influence of foreign currency fluctuations, in the six months ended June 30, 2012, gross profit increased by $152,000 in absolute terms. The decrease in gross margins during the six months ended June 30, 2012 was due to the lower margins generated by both our license and service revenues as well as a change in revenue mix in favor of services, which typically generate lower margins than license revenues. The reduction in profitability generated by license revenues was mostly due to costs associated with our cloud–based offering which has not yet generated significant revenues. The reduction in margins generated by our service revenues was attributable to lower profitability from our consulting and implementation activities as a result of ramp-up costs, as well as lower margins generated from specific large and complex projects. Other than as specifically indicated, the numbers above give effect to the weakening of other currencies against the U.S. dollar in the six months ended June 30, 2012 compared to the comparable period in 2011 that caused about a $0.2 million decrease of our gross profit.

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Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses and general and administrative expenses. Total operating expenses were $24.6 million, or 55% of revenues, in the six months ended June 30, 2012, compared with $19.1 million, or 48% of revenues, in the six months ended June 30, 2011.

The increase in operating expenses in the six months ended June 30, 2012 compared to the six months ended June 30, 2011 of $5.5 million, or 29%, was primarily due to a significant increase in selling and marketing expenses and smaller increases in research and development expenses and in general and administrative expenses. The increase in the operating expenses was to support the current and future expansion of our business and higher level of revenues.

Research and Development Expenses, Net

Research and development expenses consist primarily of personnel costs for product development, net of grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry. Software research and development costs incurred prior to the establishment of technology feasibility are included in research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Research and development expenses, net of related grants, were $5.7 million, or 13% of revenues, in the six months ended June 30, 2012, compared with $4.2 million, or 10% of revenues, in the six months ended June 30, 2011. The increase in research and development expenses was primarily due to an increase of $1.1 million in payroll expenses and an increase in other costs, mainly overhead. The increase in payroll reflects the hiring of additional personnel required to improve and expand our product offering, mainly in mobility solutions. The numbers above give effect to the weakening of other currencies against the U.S. dollar in the six months ended June 30, 2012 compared to the comparable period in 2011 which resulted in a decrease in our costs by about $0.4 million.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.

Selling and marketing expenses were $14.7 million, or 33% of revenues, in the six months ended June 30, 2012, compared with $11.6 million, or 29% of revenues, in the six months ended June 30, 2011. The increase in the selling and marketing expenses of $3.1 million, or 27%, was due to an increase of $1.8 million in payroll expenses and an increase in our selling and marketing activities of $1.3 million. The increase in selling and marketing expenses is attributable to an increase in our selling efforts. The numbers above give effect to the weakening of other currencies against the U.S. dollar in the six months ended June 30, 2012 compared to the comparable period in 2011 which resulted in a decrease in our costs by about $0.5 million.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, legal, accounting, human resources, facilities, provision for doubtful accounts and costs related to our status as a public company.

General and administrative expenses were $4.2 million, or 9% of revenues, in the six months ended June 30, 2012, compared with $3.4 million, or 8% of revenues, in the six months ended June 30, 2011. The increase in general and administrative expenses is due to an increase in stock-based compensation costs of $0.4 million, an increase in of payroll expenses of $0.2 million and an increase in other costs by $0.2 million, mainly professional services. The numbers above give effect to the weakening of other currencies against the U.S. dollar in the six months ended June 30, 2012 compared to the comparable period in 2011 which resulted in a decrease in our costs by about $0.2 million.

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Interest Income, Net

Interest includes interest income earned on our cash, cash equivalents and short and long-term investments, offset by interest expense, and also includes the effects of foreign currency fluctuations.

Interest income net of interest expenses, was $0.2 million, or 1% of revenues, in the six months ended June 30, 2012, compared with $0.0 million, or 0% of revenues, in the six months ended June 30, 2011. The increase in interest income was attributable to a lower negative influence of foreign currency exchange rate fluctuations.

Taxes on income

Income taxes consist primarily of statutory taxes and state taxes and changes in our deferred tax asset.

We account for income taxes in accordance with Accounting Standards Codification (ASC) 740, “Income Taxes”. This statement prescribes the use of the asset and liability method, whereby deferred tax assets and liability account balances are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Tax expenses were $0.2 million, or 0% of revenues, in the six months ended June 30, 2012, compared with $0.5 million, or 1% of revenues, in the six months ended June 30, 2011. The lower tax expenses are due to lower profitability.

Deferred taxes were a $0.2 million tax benefit, or 0% of revenues, in the six months ended June 30, 2012, compared with a $0.8 million expense, or 2% of revenues, in the six months ended June 30, 2011. The increase in deferred tax asset in the six months ended June 30,2012 is a result of an increase of the temporary differences described above.

Net Income

Net income for the six months ended June 30, 2012 was $0.8 million, or $0.02 per fully diluted share, or 2% of revenues, compared with net income of $4.8 million, or $0.15 per fully diluted share, or 12% of revenues, in the six months ended June 30, 2011.

Foreign Currency Fluctuations

Our reporting currency is the U.S. dollar. A significant portion of our expenses related to our Israeli operations are incurred in New Israeli Shekel, or NIS, and a portion of our revenues and expenses are incurred in British pounds, Euros, Canadian dollars and Australian dollars. The results of our operations are subject to fluctuations in the exchange rates for these currencies. In the six months ended June 30, 2012, 66% of our expenses and 33% of our revenues were incurred in non-U.S. dollar currencies. We engage in non-speculative forward contracts related to foreign currencies in order to minimize the impact of changes in foreign currency exchange rates on our earnings. In the six months ended June 30, 2012, the net effect of the change in value of the U.S. dollar against other currencies was a decrease in revenues by $0.9 million, a decrease in costs of services by $0.7 million and a decrease in operating expenses by $1.1 million.

liquidity and capital resources

Our cash and investments decreased by $5.1 million, or 9%, to $49.9 million as of June 30, 2012, compared with $55.0 million as of December 31, 2011. Cash provided by operations during the six months ended June 30, 2012 was $1.0 million. Our primary use of cash and investments during the six months ended June 30, 2012 was the distribution of $5.1 million in dividends, as well as the investment of $1.6 million in purchases of equipment and leasehold improvements.

As of June 30, 2012, we had cash and cash equivalents of $13.9 million, short-term deposits of $24.4 million, marketable securities of $10.9 million and long-term investments of $0.6 million. Our cash, short-term investments and long-term investments are invested or deposited primarily in low-risk and predominantly U.S. dollar denominated investments and bank deposits. The bank deposits are typically held in the form of certificates of deposit for a period of more than three months and up to 12 months and bear fixed income interest. As of June 30, 2012, these bank deposits had an average interest rate per annum of 1.9%. Our marketable securities are invested in government and corporate bonds and had an average yield of 0.9%.  We adhere to an investment policy which requires investment in high-quality investment-grade securities; provided, however, that as of March 2012, up to $5 million of our total cash and investments may be invested in the shares of companies that have a policy to regularly distribute dividends or in ETFs of a similar nature. As of June 30, 2012, we have not invested in the shares of such companies.

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Our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations, investments in computers, office equipment and office fixtures and our acquisition activities. We intend to continue investing significant resources in our selling and marketing, and research and development operations in the future and expect to continue investing in computers, office equipment and office fixtures. We also intend to continue exploring acquisition opportunities.

In April 2011, our Board of Directors approved the distribution of a $0.32 per share dividend which was paid quarterly in four equal amounts over the next four quarters. The total amount distributed was about $10 million.

In April 2012 our Board of Directors approved the distribution of a quarterly dividend of $0.08 per ordinary share, or about $2.5 million, which was paid on May 30, 2012. In July 2012, our Board of Directors approved a quarterly dividend of $0.08 per ordinary share, or about $2.5 million, which was paid on August 22, 2012. Dividends are paid net of any required tax. The declaration and payment of future dividends is at the discretion of the Company’s Board of Directors

We believe that we have sufficient cash to fund our operations for at least the next 12 months.

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